UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Giant Interactive Group Inc.

(Name of the Issuer)

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Yuzhu Shi

Union Sky Holding Group Limited

Vogel Holding Group Limited

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

Hony Capital Fund V, L.P.

Rich Noble Enterprises Limited

CDH WM Giant Fund L.P.

CDH Journey Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000002 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

3745111031

(CUSIP Number)

Yuzhu Shi

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Union Sky Holding Group Limited

Vogel Holding Group Limited

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

Telephone: +86 21 3397 9999

Jazy Zhang Giant Interactive Group Inc. 12/F, No. 3 Building, 700 Yishan Road Shanghai, 200233, People’s Republic of China Telephone: +86 21 3397 9999

Mark Beckett

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

Telephone: +65 6593 3710

CDH WM Giant Fund, L.P.

CDH Journey Limited

1503, Level 15, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Telephone: +852 3518 8000

Yonggang Cao Hony Capital Fund V, L.P. Rich Noble Enterprises Limited Suite 2701, One Exchange Square Central, Hong Kong Telephone: +852 3961 9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Unit 1001, 10/F, Henley Building 5 Queen’s Road Central Hong Kong Telephone: +852 3972 4955	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

Julia Gao, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Telephone: +86 (10) 6535 5577	Gordon K. Davidson, Esq. David K. Michaels, Esq. Eva H. Wang, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America Telephone: +001 (650) 988 8500

Portia Ku, Esq. O’Melveny & Myers LLP 2765 Sand Hill Rd. Menlo Park, California 94025 United States of America Telephone: +001 (650) 473 2630	David T. Zhang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$2,153,101,189.50	$277,319.44

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $12.00 for 169,059,450 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 660,150 ordinary shares issuable under all outstanding and unexercised options multiplied by $7.93 per share (which is the difference between $12.00 per share merger consideration and the weighted average exercise price of $4.07 per share plus (c) the product of 9,929,400 shares of company restricted stock multiplied by $12.00 per share ((a), (b) and (c) together, the “Transaction Valuation”))

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

		Page
Item 15	Additional Information	2

Item 16	Exhibits	4

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (this “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Giant Interactive Group Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0000002 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yuzhu Shi, the chairman of the board of directors the Company (“Mr. Shi”); (c) Giant Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (d) Giant Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (e) Giant Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (f) Union Sky Holding Group Limited, a British Virgin Islands business company with limited liability wholly owned by Mr. Shi (“Union Sky”); (g) Vogel Holding Group Limited, a British Virgin Islands business company with limited liability controlled by Mr. Shi (“Vogel” and, together with Mr. Shi and Union Sky, the “Founder Parties”); (h) The Baring Asia Private Equity Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Baring LP”); (i) Baring Private Equity Asia V Holding (12) Limited, a British Virgin Islands business company with limited liability controlled by Baring LP (“Baring SPV” and, together with Baring LP, “Baring”); (j) Hony Capital Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Hony Fund V”); (k) Rich Noble Enterprises Limited, a British Virgin Islands business company with limited liability wholly owned by Hony Fund V (“Hony SPV” and, together with Hony Fund V, “Hony”); (l) CDH WM Giant Fund, L.P., a limited partnership organized and existing under the laws of Cayman Islands (the “CDH Fund”); and (m) CDH Journey Limited, a Cayman Islands company with limited liability wholly owned by CDH Fund (“CDH SPV” and, together with CDH Fund, “CDH”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 17, 2014, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 12, 2014 (as so amended, the “Merger Agreement”) among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On July 14, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors to do all things necessary to give effect to the Merger Agreement.

On July 18, 2014, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 18, 2014, pursuant to which the Merger became effective on July 18, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each of the Company’s ordinary shares, par value US$0.0000002 per share (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the merger was cancelled and converted into the right to receive US$12.00, and because each of the Company’s American Depositary Shares (the “ADSs”) represents one Share, each issued and outstanding ADS immediately prior to the effective time of the Merger was cancelled and represents the right to surrender such ADS in exchange for US$12.00 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of November 6, 2007, among the Company, Citibank, N.A., in its capacity as the ADS depositary, and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, the following Shares (including such Shares represented by ADSs) were cancelled at the effective time of the Merger but were not converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	58,224,305 Shares held by Union Sky, 11,800,000 Shares held by Baring SPV and the Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, which were cancelled without payment of any consideration or distribution therefor; and

(b)	37,500,000 Shares held by Union Sky immediately prior to the effective time of the Merger, which were cancelled in exchange for Union Sky’s right to receive a promissory note to be issued by the Company as the surviving company in the Merger in principal amount of US$450,000,000, which is equal to the product of (i) 37,500,000 and (ii) US$12.00, which note bears simple interest at 2.0% per annum.

The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

In addition to the foregoing, at the effective time of the Merger, (i) each option to purchase Shares granted under the Company’s 2007 Performance Incentive Plan and the Employee Share Option Scheme (collectively, the “Share Incentive Plans”) that was issued and outstanding immediately prior to the effective time of the Merger, whether vested or unvested, was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no more than five business days after the effective time of the Merger), an amount equal to the product of the total number of Shares issuable under such option immediately prior to the effective time of the Merger multiplied by the excess of US$12.00 over the exercise price payable per Share under such option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted Share awarded under the Share Incentive Plans that was issued and outstanding (and with respect to which the restrictions had not lapsed) immediately prior to the effective time of the Merger (the “Company Restricted Shares”) was cancelled and converted into the right to receive, as soon as practicable after the effective time of the Merger (and in any event no more than five business days after the effective time of the Merger), an amount equal to US$12.00, in cash, without interest and net of any applicable withholding taxes.

Parent, being the parent of the Company after the Merger, has entered into agreements with certain executive officers (other than Mr. Shi) and certain members of senior management of the Company (collectively, the “Deferred Payment Management Participants”) pursuant to which each Deferred Payment Management Participant has agree to a deferred payment arrangement (the “Deferred Payment Arrangement”) with respect to cash payable to such Deferred Payment Management Participant with respect to his or her Company Restricted Shares as contemplated in the Merger Agreement (such cash payment, the “Company Restricted Share Payment”). The Deferred Payment Arrangements do not change the Company Restricted Share Payment amount of US$12.00, in cash, without interest and net of any applicable withholding taxes, payable in respect of each Company Restricted Share as contemplated in the Merger Agreement, but (i) defer the Company Restricted Share Payment for each Deferred Payment Management Participant to a future date and (ii) subject such Company Restricted Share Payment to customary terms and conditions, including continued employment with the Company as the surviving company in the Merger or its relevant affiliate. The form of Deferred Payment Arrangement is filed as Exhibit (d)-(2) to this Transaction Statement.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the ADS program for the Shares will terminate. The NYSE has filed an application on Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)†	Proxy Statement.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated March 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 17, 2014.

(b)-(1)	Debt Commitment Letter, by and among Giant Merger Limited, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(2)	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(3)	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(4)	Support Agreement, by and among Giant Investment Limited, Giant Group Holdings Limited, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.11 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(5)	Consortium Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated November 25, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(6)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated November 25, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(7)	Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.12 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(8)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(9)	Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.14 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(10)	Limited Guarantee of Union Sky Holding Group Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.15 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(11)	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(12)	Limited Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.17 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(13)**	Adherence Agreement of Rich Noble Enterprises Limited to the Consortium Agreement, dated January 12, 2014.

(b)-(14)	Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated April 25, 2014, incorporated herein by reference to Exhibit 7.18 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on April 28, 2014.

(b)-(15)**	Amended and Restated Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated May 12, 2014.

(b)-(16)***	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(17)***	Equity Commitment Letter, by and between Hony Capital Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(18)***	Equity Commitment Letter, by and between CDH WM Giant Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(19)***	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014.

(b)-(20)***	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014.

(b)-(21)***	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014.

(b)-(22)***	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014.

(b)-(23)***	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014.

(b)-(24)***	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014.

(b)-(25) ††	Facility Agreement between Parent, Merger Sub and the other parties named therein, dated June 27, 2014.

(b)-(26) ††	Post-Closing Equity Commitment Agreement, by and among Holdco, CDH Advisor, CDH Fund, CDH SPV, Baring LP, Hony Fund V and Union Sky, dated as of July 1, 2014.

(b)-(27) ††	Equity Commitment Letter, by and between Hony Fund V and Holdco, dated as of July 1, 2014.

(b)-(28) ††	Equity Commitment Letter, by and between CDH Fund and Holdco, dated as of July 1, 2014.

(b)-(29) ††	Limited Guarantee, by and between Hony Fund V and the Company, dated as of July 1, 2014.

(b)-(30) ††	Limited Guarantee, by and between CDH Fund and the Company, dated as of July 1, 2014.

(b)-(31) ††	Second Amended and Restated Interim Investors Agreement, by and among the Founder Parties, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated as of July 1, 2014.

(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated March 16, 2014, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Opinion of Duff & Phelps, LLC, dated March 16, 2014, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(3)*	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated December 31, 2013.

(c)-(4)*	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 16, 2014.

(c)-(5)*	Fairness Analysis presented to the special committee of the board of directors of the Company by Duff & Phelps, LLC, dated March 16, 2014.

(c)-(6)***	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 13, 2014.

(d)-(1)	Agreement and Plan of Merger, dated as of March 17, 2014, among the Company, Parent and Merger Sub and Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Form of Deferred Payment Agreement between Parent and each of the Deferred Payment Management Participants.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on April 2, 2014.
**	Previously filed on May 12, 2014.
***	Previously filed on June 9, 2014.
†	Previously filed on June 16, 2014.
††	Previously filed on July 3, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2014

Giant Interactive Group Inc.

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Director, Chairman of the Special Committee

Giant Group Holdings Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Investment Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Merger Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Yuzhu Shi

/s/ Yuzhu Shi
Yuzhu Shi

Union Sky Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia V Holding (12) Limited

By	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

Hony Capital Fund V, L.P.
Acting by its sole general partner
Hony Capital Fund V GP, L.P.

Acting by its sole general partner
Hony Capital Fund V GP Limited

By	/s/ Zhao John Huan
Name:	Zhao John Huan
Title:	Authorized Signatory

Rich Noble Enterprises Limited

By	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Director

CDH WM Giant Fund, L.P.

By:	Sino Giant Holdings Limited L.P. acting as its general partner

By	/s/ Wei Ying
Name:	Wei Ying
Title:	Director

CDH Journey Limited

By	/s/ Lilian Xu
Name:	Lilian Xu
Title:	Director

EXHIBIT INDEX

(a)-(1)†	Proxy Statement.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated March 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 17, 2014.

(b)-(1)	Debt Commitment Letter, by and among Giant Merger Limited, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(2)	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(3)	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(4)	Support Agreement, by and among Giant Investment Limited, Giant Group Holdings Limited, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.11 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(5)	Consortium Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated November 25, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(6)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated November 25, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(7)	Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.12 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(8)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(9)	Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.14 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(10)	Limited Guarantee of Union Sky Holding Group Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.15 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(11)	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(12)	Limited Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.17 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(13)**	Adherence Agreement of Rich Noble Enterprises Limited to the Consortium Agreement, dated January 12, 2014.
(b)-(14)	Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated April 25, 2014, incorporated herein by reference to Exhibit 7.18 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on April 28, 2014.
(b)-(15)**	Amended and Restated Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated May 12, 2014.
(b)-(16)***	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(17)***	Equity Commitment Letter, by and between Hony Capital Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(18)***	Equity Commitment Letter, by and between CDH WM Giant Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(19)***	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014.
(b)-(20)***	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014.
(b)-(21)***	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014.
(b)-(22)***	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014.
(b)-(23)***	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014.
(b)-(24)***	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014.
(b)-(25)††	Facility Agreement between Parent, Merger Sub and the other parties named therein, dated June 27, 2014.
(b)-(26)††	Post-Closing Equity Commitment Agreement, by and among Holdco, CDH Advisor, CDH Fund, CDH SPV, Baring LP, Hony Fund V and Union Sky, dated as of July 1, 2014.
(b)-(27)††	Equity Commitment Letter, by and between Hony Fund V and Holdco, dated as of July 1, 2014.
(b)-(28)††	Equity Commitment Letter, by and between CDH Fund and Holdco, dated as of July 1, 2014.
(b)-(29)††	Limited Guarantee, by and between Hony Fund V and the Company, dated as of July 1, 2014.
(b)-(30)††	Limited Guarantee, by and between CDH Fund and the Company, dated as of July 1, 2014.
(b)-(31)††	Second Amended and Restated Interim Investors Agreement, by and among the Founder Parties, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated as of July 1, 2014.
(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated March 16, 2014, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated March 16, 2014, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)*	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated December 31, 2013.
(c)-(4)*	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 16, 2014.
(c)-(5)*	Fairness Analysis presented to the special committee of the board of directors of the Company by Duff & Phelps, LLC, dated March 16, 2014.
(c)-(6)***	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 13, 2014.
(d)-(1)	Agreement and Plan of Merger, dated as of March 17, 2014, among the Company, Parent and Merger Sub and Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Form of Deferred Payment Agreement between Parent and each of the Deferred Payment Management Participants.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*	Previously filed on April 2, 2014.
**	Previously filed on May 12, 2014.

***Previously filed on June 9, 2014.

†	Previously filed on June 16, 2014.
††	Previously filed on July 3, 2014.